Filed Pursuant to Rule 424(b)(3)

Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

SUPPLEMENT NO. 8 DATED AUGUST 12, 2015

TO THE PROSPECTUS DATED APRIL 30, 2015

This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated April 30, 2015, Supplement No. 1 dated May 8, 2015, Supplement No. 2 dated May 27, 2015, Supplement No. 3 dated June 4, 2015, Supplement No. 4 dated June 12, 2015, Supplement No. 5 dated July 9, 2015, Supplement No. 6 dated July 30, 2015 and Supplement No. 7 dated August 4, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.

The purpose of this supplement is to describe the status and extension of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.

OPERATING INFORMATION

Status of Our Public Offering and Extension of Our Public Offering

The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013. Of these shares, we are offering 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of August 10, 2015, we had accepted investors’ subscriptions for, and issued, a total of approximately 32.6 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $324.2 million (including shares issued pursuant to our distribution reinvestment plan). As of August 10, 2015, approximately 267.4 million shares of our common stock remained available for sale in the offering for approximately $2.7 billion.

We previously disclosed that we would offer shares of our common stock pursuant to the offering until September 17, 2015, unless our board of directors extends the offering as permitted under applicable law. Our board of directors has approved the extension of the offering until September 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2016, our board of directors may further extend the offering as permitted under applicable law. Notwithstanding the one-year extension of the offering to September 17, 2016, the Company’s board of directors will continue to evaluate the timing for the close of the offering, and currently expects the offering to close in late 2015 or early 2016.

In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified.

The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

All references in the prospectus to the termination date of our offering are hereby supplemented and revised accordingly.